Exhibit 99.2

Unaudited Interim Consolidated Financial Statements of

HELIX BIOPHARMA CORP.

For the three and nine months ended April 30, 2011 and 2010

1 of 26

Helix BioPharma Corp. Unaudited Interim Consolidated Balance Sheets (In thousands of Canadian dollars)

	April 30, 2011	July 31, 2010
Assets
Current assets
Cash and cash equivalents	$21,810	$13,125
Accounts receivable (note 8)	797	1,365
Inventory	535	780
Prepaid and other expenses	255	398
	23,397	15,668

Other receivables (note 4)	459	459

Capital assets	1,785	1, 987
	$25,641	$18,114
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (note 8)	$893	$1,392
Accrued liabilities (note 8)	514	821
Income tax payable (note 8)	353	43
Deferred lease credit	25	25
	1,785	2,281

Deferred lease credit – non current	54	72

Shareholders’ equity (note 5)	23,802	15,761
Contingent liability (note 13)
Comparative figures (note 14)
	$25,641	$18,114

See accompanying notes to unaudited interim consolidated financial statements.

2 of 26

Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Operations (In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the nine months ended
		April 30		April 30
	2011	2010	2011	2010
Revenue
Product revenue	$1,089	$933	$3,356	$2,848
License fees and royalties	-	181	126	407
	1,089	1,114	3,482	3,255
Expenses
Cost of sales	436	400	1,226	1,279
Research and development	1,734	3,142	6,346	8,402
Operating, general and administration	1,188	779	3,305	2,225
Sales and marketing	254	303	801	862
Amortization of capital assets	103	112	315	317
Stock-based compensation	321	251	1,351	1,016
Interest income, net	(45)	(13)	(139)	(37)
Foreign exchange loss	37	326	10	514
Gain on sale of license (note 7)	-	-	(1,336)	-
	4,028	5,300	11,879	14,578
Loss before income taxes	(2,939)	(4,186)	(8,397)	(11,323)

Income taxes	-	14	336	25

Net loss for the period	$(2,939)	$(4,200)	$(8,733)	$(11,348)
Loss per share:
Basic and diluted	$(0.05)	$(0.07)	$(0.14)	$(0.19)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	65,150,835	59,812,245	64,664,752	58,857,789

See accompanying notes to unaudited interim consolidated financial statements.

3 of 26

Helix BioPharma Corp. Unaudited Interim Consolidated Statement of Comprehensive Loss (In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
		April 30		April 30
	2011	2010	2011	2010
Comprehensive loss:
Net loss for the period	$(2,939)	$(4,200)	$(8,733)	$(11,348)

Other comprehensive income, net of income taxes:
Increase / (decrease) in fair value of available-for-sale investments	-	9	-	5
Total comprehensive loss	$(2,939)	$(4,191)	$(8,733)	$(11,343)

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Deficit
(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
		April 30		April 30
	2011	2010	2011	2010
Deficit, beginning of period	$(93,057)	$(79,942)	$(87,263)	$(72,794)
Net loss for the period	(2,939)	(4,200)	(8,733)	(11,348)
Deficit, end of period	$(95,996)	$(84,142)	$(95,996)	$(84,142)

See accompanying notes to unaudited interim consolidated financial statements.

4 of 26

Helix BioPharma Corp. Unaudited Interim Consolidated Statement of Changes in Shareholders’ Equity (In thousands of Canadian dollars)

			Share purchase					Accumulated
	Common shares		warrants					other	Total
		Number		Number	Stock	Contributed		comprehensive	shareholders'
	Amount	of shares	Amount	of warrants	options	surplus	Deficit	income	equity
Balances, July 31, 2010	$90,718	59,975,335	$3,102	10,025,000	$3,476	$5,728	$(87,263)	$–	$15,761
Net loss for the period	–	–	–	–	–	–	(3,563)	–	(3,563)
Common stock, issued	7,394	4,530,000	–	–	–	–	–	–	7,394
Warrants, issued	–	–	2,063	4,530,000	–	–	–	–	2,063
Stock-based compensation	–	–	–	–	694	–	–	–	694
Balances, October 31, 2010	$98,112	64,505,335	$5,165	14,555,000	$4,170	$5,728	$(90,826)	$–	22,349
Net loss for the period	–	–	–	–	–	–	(2,231)	–	(2,231)
Options, exercised	7	2,500	–	–	(3)	–	–	–	4
Options, expired unexercised	–	–	–	–	(55)	55	–	–	–
Stock-based compensation	–	–	–	–	336	–	–	–	336
Balances, January 31, 2011	$98,119	64,507,835	$5,165	14,555,000	$4,448	$5,783	$(93,057)	$–	20,458
Net loss for the period	–	–	–	–	–	–	(2,939)	–	(2,939)
Common stock, issued	3,887	2,571,084	–	–	–	–	–	–	3,887
Warrants, issued	–	–	2,049	2,571,084	–	–	–	–	2,049
Options, exercised	45	15,416	–	–	(19)	–	–	–	26
Stock-based compensation	–	–	–	–	321	–	–	–	321
Balances, April 30, 2011	$102,051	67,094,335	$7,214	17,126,084	$4,750	$5,783	$(95,996)	$–	23,802

5 of 26

Helix BioPharma Corp. Unaudited Interim Consolidated Statement of Changes in Shareholders’ Equity (continued) (In thousands of Canadian dollars)

			Share purchase					Accumulated
	Common shares		warrants					other	Total
		Number		Number	Stock	Contributed		comprehensive	shareholders'
	Amount	of shares	Amount	of warrants	options	surplus	Deficit	income	equity
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,386	$4,792	$(72,794)	$56	$17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common stock, issued	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued	–	–	3,055	6,625,000	–	–	–	–	3,055
Stock-based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$90,118	59,800,335	$3,102	10,025,000	$3,546	$4,792	$(76,267)	$49	25,340
Net loss for the period	–	–	–	–	–	–	(3,675)	–	(3,675)
Other comprehensive income (loss)	–	–	–	–	–	–	–	3	3
Stock-based compensation	–	–	–	–	605	–	–	–	605
Balances, January 31, 2010	$90,118	59,800,335	$3,102	10,025,000	$4,151	$4,792	$(79,942)	$52	$22,273
Net loss for the period	–	–	–	–	–	–	(4,200)	–	(4,200)
Other comprehensive income (loss)	–	–	–	–	–	–	–	9	9
Options, exercised	240	70,000	–	–	(100)	–	–	–	140
Stock-based compensation	–	–	–	–	251	–	–	–	251
Balances, April 30, 2010	$90,358	59,870,335	$3,102	10,025,000	$4,302	$4,792	$(84,142)	$61	$18,473

See accompanying notes to unaudited interim consolidated financial statements.

6 of 26

Helix BioPharma Corp. Unaudited Interim Consolidated Statements of Cash Flows (In thousands of Canadian dollars)

	For the three months ended April		For the nine months ended April 30
	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Net loss for the period	$(2,939)	$(4,200)	$(8,733)	$(11,348)
Items not involving cash
Amortization of capital assets	103	112	315	317
Deferred lease credit	(6)	(6)	(18)	(19)
Stock-based compensation	321	251	1,351	1,016
Foreign exchange loss	37	326	10	514
Change in non-cash working capital
Accounts receivable	221	(22)	568	58
Inventory	231	133	245	110
Prepaid and other expenses	(45)	(327)	143	571
Accounts payable	(656)	(265)	(499)	(231)
Accrued liabilities	68	298	(307)	(142)
Income taxes payable	7	(2)	310	6
	(2,658)	(3,702)	$(6,615)	$(9,148)
Financing activities
Proceeds from issue of common shares and warrants, net of issue costs	5,936	–	15,393	11,597
Proceeds from the exercise of stock options	26	140	30	140
	5,962	140	15,423	11,737
Investing activities
Purchase of capital assets	(33)	(104)	(113)	(588)
	(33)	(104)	(113)	(588)
Effect of exchange rate changes on cash and cash equivalents	(37)	(326)	(10)	(514)
Increase (decrease) in cash and cash equivalents	3,234	(3,992)	8,685	1,487
Cash and cash equivalents, beginning of period	18,576	19,973	13,125	14,494
Cash and cash equivalents, end of period	$21,810	$15,981	$21,810	$15,981
Supplemental cash flow information:
Interest received	$45	$13	$139	$37
Income taxes paid	–	13	46	13

See accompanying notes to unaudited interim consolidated financial statements.

7 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Operations

Helix BioPharma Corp. (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

2. Basis of presentation

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements with a reconciliation to accounting principles generally accepted in the United States disclosed in note 15 to the unaudited interim consolidated financial statements for the period ended April 30, 2011, and do not include all the information required for complete financial statements. They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31, 2010, with the exception of the changes outlined in notes 3 and 15. These unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2010. When necessary, these unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

These unaudited interim consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly-owned subsidiaries and all inter-company transactions are eliminated upon consolidation.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. The Company has a history of net losses and expects future losses. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The Company is not certain when or whether it will achieve profitability, or whether it will be able to increase its revenues or raise additional investment capital, all of which could impact the Company’s ability to operate as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. Based on the Company’s currently planned expenditures, expected revenue and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. The Company is planning clinical trials for its drug candidates; however, the Company does not have enough capital to complete these clinical trials. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. The market for debt and equity financings for companies such as Helix has always been challenging, more so during the recent global economic downturn. The Company cannot predict whether it will be able to raise the necessary funds it needs to continue as a going concern.

8 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

3. New accounting standards and pronouncements

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2010 except for the following recently adopted accounting standards and pronouncements, which have been adopted effective August 1, 2010.

Recently adopted
Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor -specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of EIC-175 did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted
International financial reporting standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s unaudited interim consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company plans to have the conversion to IFRS completed as per the required timeline.

Business combinations, non-controlling interests and consolidated financial statements
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial

9 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of unaudited interim consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

4. Other receivables

Other receivables represent research and development investment tax credits which are not classified as current accounts receivables. At April 30, 2011, cash refundable investment tax credits total $498,000 (July 31, 2010 – $838,000) of which $39,000 (July 31, 2010 – $379,000) is included in current accounts receivable and $459,000 is classified as other receivables (July 31, 2010 – $459,000) .

5. Shareholders’ equity

Preferred shares
Authorized 10,000,000 preferred shares.
Nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value.
As at April 30, 2011 the Company has 67,094,335 (July 31, 2010 – 59,975,335) common shares issued and outstanding.

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock. Share issue costs totalling $1,984,000 were proportionately allocated to the share purchase warrants ($523,000) and common stock ($1,461,000), respectively.

On August 6, 2010, the Company completed a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900.

Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until August 5, 2013. Of the gross proceeds amount, $2,400,900 was allocated to the share purchase warrants based on fair value and the residual amount of $8,607,000 was allocated to common stock. Share issue costs totalling $1,551,000 were proportionately allocated to the share purchase warrants ($338,000) and common stock ($1,213,000), respectively.

On March 28, 2011, the Company completed a private placement, issuing 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998.

Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 27, 2016. Of the gross proceeds amount, $1,362,000 was allocated to the share purchase warrants based on fair value and the residual amount of $2,588,000 was allocated to common stock. Share issue costs totalling $34,000 were proportionately allocated to the share purchase warrants ($12,000) and common stock ($22,000), respectively. Also see Note 10 –Related Party Transactions.

10 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

On March 30, 2011, the Company completed a private placement, issuing 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 29, 2016. Of the gross proceeds amount, $759,000 was allocated to the share purchase warrants based on fair value and the residual amount of $1,436,000 was allocated to common stock. Share issue costs totalling $175,000 were proportionately allocated to the share purchase warrants ($60,000) and common stock ($115,000), respectively.

The following table provides information on share purchase warrants outstanding as at:

	April 30, 2011		July 31, 2010
	Weighted average	Number of share	Weighted average	Number of share
	remaining contractual	purchase warrants	remaining contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	0.42	3,400,000	1.17	3,400,000
$2.87	1.35	6,625,000	2.11	6,625,000
$3.40	2.26	4,530,000	–	–
$3.35	4.91	1,652,719	–	–
$3.35	4.92	918,365	–	–
Outstanding		17,126,084		10,025,000

Stock options
The Company’s 2010 Equity Compensation Plan, approved by shareholders and implemented on December 9, 2010 (the “Plan”), reserves up to 10% of the Company’s outstanding common stock for issuance to directors, officers and employees of the Company, and certain consultants, pursuant to awards which may be granted under the Plan. Based on the Company’s current issued and outstanding common shares as at April 30, 2011, awards may be granted under the Plan for the issuance of up to 6,709,433 common shares. As at April 30, 2011, awards in the nature of options to purchase a total of 4,560,584 shares have been issued and are outstanding under the Plan. Options are granted at the fair market value of the Company’s stock at the grant date, vest at the discretion of the Board, and may have terms of up to 10 years.

The following table provides information on stock options outstanding and exercisable as at:

	April 30, 2011		July 31, 2010
		Weighted average		Weighted average
		exercise price		exercise price
	Number	per share	Number	per share
Outstanding, beginning of period	3,691,500	$2.19	3,564,000	$2.00
Issued	1,043,000	2.43	968,000	2.74
Exercised	(17,916)	1.68	(175,000)	2.00
Forfeited/Expired	(156,000)	2.44	(665,500)	2.00
Outstanding, end of period	4,560,584	$2.24	3,691,500	$2.19
Exercisable, end of period	2,906,834	$2.22	1,942,375	$2.26

11 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on options outstanding and exercisable as at:

	April 30, 2011			July 31, 2010
			Number of			Number of
	Weighted average	Number of	vested and	Weighted average	Number of	vested and
Exercise	remaining contractual	options	exercisable	remaining contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$3.00	0.25	658,500	658,500	1.00	658,500	658,500
$2.74	3.62	965,000	495,000	4.37	968,000	251,375
$2.43	4.30	890,000	222,500	-	-	-
$1.68	5.63	2,047,084	1,530,834	6.38	2,065,000	1,032,500
Outstanding	4.17	4,560,584	2,906,834	4.90	3,691,500	1,942,375

Stock-based compensation
On December 17, 2008 the Company issued 2,070,000 options to purchase common stock with an exercise price of $1.68. The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant. All the options granted on December 17, 2008 will be fully vested by December 17, 2011.

On December 14, 2009 the Company issued 968,000 options to purchase common stock with an exercise price of $2.74. The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant. All the options granted on December 14, 2009 would be fully vested by December 14, 2012.

On August 17, 2010 the Company issued 1,043,000 options to purchase common stock with an exercise price of $2.43. The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant. All the options granted on August 17, 2010 would be fully vested by August 17, 2013.

Stock-based compensation expense for the three and nine month periods ended April 30, 2011 totalled $321,000 and $1,351,000, respectively. Stock-based compensation expense for the three and nine month periods ended April 30, 2010 totalled $251,000 and $1,016,000, respectively. The stock based compensation expense for the three and nine month periods ended April 30, 2011 and 2010 relate to stock options granted on December 17, 2008, December 14, 2009 and August 17, 2010 that are being expensed over their vesting period.

12 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Number		Risk free				Fair value
	of options	Volatility	interest	Dividend	Expected	Vesting	of options
Grant Date	issued	factor	rate	rate	life	period	granted
August 17, 2010	1,043,000	67.10%	2.18%	0.00%	5 years	3 years	$1,440
December 14, 2009	968,000	70.26%	2.56%	0.00%	5 years	3 years	$1,548
December 17, 2008	2,070,000	64.30%	2.44%	0.00%	8 years	3 years	$2,525

6. Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Based on the Company’s currently planned expenditures, expected revenue and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. However, the Company does not have enough cash to complete the clinical trials.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

7. Gain on sale of license

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn Birex Pharmaceuticals Limited (“Helsinn”) . Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule set to start immediately following the U.S. commercialization of Klean-Prep.

The agreements with Helsinn are effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

13 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

8. Financial instruments and risk management

The Company has classified its financial instruments as follows as at:

	April 30, 2011		July 31, 2010
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial Assets Held for trading:
Cash and cash equivalents	$21,810	Level 1	$13,125	Level 1
	21,810		13,125
Financial Liabilities:	–		–
Net financial assets	$21,810		$13,125

Fair value hierarchy
Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 reflects valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 reflects valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 reflects valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The financial instruments in the Company’s financial statements, measured at fair value, are the cash and cash equivalents.

Fair value
The fair value of financial instruments as at April 30, 2011 and July 31, 2010 approximates their carrying value because of the near-term maturity of these instruments.

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

14 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. Up to November 30, 2010, the Company also received a revenue stream from royalties denominated in Euros from the licence of the Company’s Klean-PrepTM to Helsinn -Birex Pharmaceuticals Ltd (“Helsinn”) . In December 2010, the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The agreement with Helsinn is effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Balances in foreign currencies are as follows as at:

	April 30, 2011			July 31, 2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
Cash and cash equivalents	681	499	–	352	281	–
Accounts receivable	–	168	–	303	–	–
Accounts payable	(72)	(76)	(2)	(224)	(513)	(16)
Accrued liabilities	(20)	–	–	(35)	–	–
Income tax payable	(252)	–	–	(33)	–	–
Net foreign currencies	337	591	(2)	363	(232)	(16)
Closing exchange rate	1.4016	0.9464	1.5808	1.3401	1.0283	1.6135
Impact of 1% change in exchange rate	+/- 5	+/- 6	+/- 0	+/- 5	+/- 2	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign -denominated expenses.

15 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The Company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at:

	April 30, 2011	July 31, 2010
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$383	$269
31 to 60 days	134	123
61 to 90 days	32	52
Over 90 days	4	–
Trade accounts receivable	$553	$444
Royalty	–	42
Government related – HST and VAT	34	499
Research and development investment tax credits	39	379
Other	177	7
	$803	$1,371
Allowance for doubtful accounts – trade accounts	(6)	(6)
	$797	$1,365

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

16 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

To the extent that the Company does not believe it has sufficient liquidity to meet its future obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at:

	April 30, 2011			July 31, 2010
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable	$893	$893	$–	$1,392	$1,392	$–
Accrued liabilities	514	514	–	821	821	–
Income tax payable	353	353	–	43	43	–

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from equity proceeds received upon the sale of equity securities, and, to a lesser extent, from the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company does not have sufficient capital and liquidity to finance its clinical trials to completion. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Accessing the capital markets is particularly challenging for companies that operate in the biotechnology industry.

9. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The table below summarizes the Company’s segmented information:

	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010
Canada: Product revenue	$993	$850	$3,068	$2,616
United States : Product revenue	96	83	288	232
Europe: License fee and royalty revenue	–	181	126	407
	$1,089	$1,114	$3,482	$3,255

17 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the percentages by the top customers by revenue category as at:

	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010
Product revenue - top five customers	60%	56%	54%	58%
License fee and royalty - represented by Helsinn	-	100%	100%	100%

The top five customers included in trade accounts receivable represent approximately 58% and 61% respectively of the Company’s total trade accounts receivable as at April 30, 2011 and July 31, 2010 respectively.

The following table summarizes the Company’s assets by geographic region as at April 30, 2011:

	Cash and	Accounts		Prepaid and	Other	Capital
	cash equivalents	receivable	Inventory	other expenses	receivables	assets
Canada	$20,383	$638	$535	$255	$459	$1,785
USA	473	159	–	–	–	–
Europe	954	–	–	–	–	–
	$21,810	$797	$535	$255	$459	$1,785

The following table summarizes the Company’s assets by geographic region as at July 31, 2010:

	Cash and	Accounts		Prepaid and	Other	Capital
	cash equivalents	receivable	Inventory	other expenses	receivables	assets
Canada	$12,365	$959	$780	$246	$459	$1,246
USA	289	–	–	15	–	741
Europe	471	406	–	137	–	–
	$13,125	$1,365	$780	$398	$459	$1,987

10. Related party transactions

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three and nine month periods ended April 30, 2011, the Company paid $138,000 and $357,000 (2010 - $50,000 and $227,000), respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company. Kenneth A. Cawkell, a director of the Company is a partner of Cawkell Brodie Glaister LLP.

18 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

For the three and nine month periods ended April 30, 2011, the Company paid $nil and $169,000 (2010 - $11,000 and $161,000), respectively, to Cangene BioPharma Inc (“CBI”). CBI is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. Jack Kay, a director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units. Also see Note 5 – Shareholders’ Equity.

The Company had the following related party transactions:

	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010
Legal fees to Cawkell Brodie Glaister LLP	$138	$50	$357	$227
Contracted fill-finish services with Cangene BioPharma Inc	–	11	169	161
Private placement with a director of the Company	1,000	–	1,000	–

11. Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

Topical Interferon Alpha-2b
The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of low-grade cervical lesions. The Company has also investigated the use of Topical Interferon Alpha-2b for the treatment of ano-genital warts caused by HPV infections. The Company has not yet determined its next steps for this indication, if applicable.

DOS47
The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

19 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table outlines research and development costs expensed for the Company’s significant research and development projects for the three and nine month periods ended April 30:

	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010
Topical Interferon Alpha-2b	$641	$1,544	$2,457	$4,431
DOS47	1,093	1,598	3,889	3,971
	$1,734	$3,142	$6,346	$8,402

12. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

13. Contingent liability

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these unaudited interim consolidated financial statements relating to this indemnification.

14. Comparative figures

The comparative interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements. Specifically, income tax payable at July 31, 2010 has been separately disclosed in the Company’s consolidated balance sheet. In prior consolidated financial statement disclosures, income tax payable was included in accounts payable.

15. Differences between Canadian and US GAAP

The unaudited interim consolidated financial statements as at April 30, 2011 and 2010 have been prepared in accordance with Canadian GAAP, which varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

20 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Unaudited interim consolidated statement of operations and comprehensive loss
The following table reconciles the loss for the year as reported in the Company’s unaudited interim consolidated statements of operations and comprehensive loss under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the three and nine month periods ended April 30:

	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010
Net loss per Canadian GAAP	$(2,939)	$(4,200)	$(8,733)	$(11,348)
Research and development expense	25	–	25	–
Income tax expense	(25)	–	(25)	–
Net loss per US GAAP	$(2,939)	$(4,200)	$(8,733)	$(11,348)
Other comprehensive income (loss) under Canadian and US GAAP:
Fair value adjustment of available-for-sale investments	$–	$9	$–	$5
Total comprehensive loss per Canadian and US GAAP	$(2,939)	$(4,191)	$(8,733)	$(11,343)
Basic and diluted loss per common share under Canadian and United States GAAP	(0.05)	(0.07)	(0.14)	(0.19)
Weighted average number of common shares under Canadian and United States GAAP	65,150,835	59,812,245	64,664,752	58,857,789

Research and development expense
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under US GAAP, investment tax credits and other research and development credits would be reclassified as a reduction of income tax expense. For the three and nine month periods ended April 30, the Company received research and development tax credits of $165,000 and $365,000 (2010 – $193,000 and $229,000) .

Basic and diluted loss per common share
The number of weighted average common shares outstanding in the calculation of both basic and diluted loss per share was the same under Canadian and US GAAP for each of the three and nine month periods ended April 30, 2011, and 2010 respectively.

Total comprehensive loss
Total comprehensive loss is the same under Canadian and US GAAP for each of the three and nine month periods ended April 30, 2011, and 2010 respectively.

21 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Unaudited interim consolidated balance sheets
The following table reconciles the Company’s unaudited interim consolidated balance sheets under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP as at:

	April 30, 2011		July 31, 2010
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Assets:
Current	$23,397	$23,397	$15,668	$15,668
Other receivables	459	459	459	459
Capital assets	1,785	1,785	1,987	1,987
	25,641	25,641	18,114	18,114
Liabilities:
Current	1,785	1,785	2,281	2,281
Non-current	54	54	72	72
	1,839	1,839	2,353	2,353
Shareholders’ Equity	23,802	23,802	15,761	15,761
Liabilities and Shareholders’ Equity	$25,641	$25,641	$18,114	$18,114

Other than within shareholders’ equity there are no reconciling differences in balance sheet components between Canadian GAAP and US GAAP. For reconciling difference to shareholder’s equity between Canadian and US GAAP, see the unaudited interim consolidated statement of shareholders’ equity section below.

Unaudited interim consolidated statement of shareholders’ equity
The following table reconciles the Company’s unaudited interim consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP as at:

April 30, 2011					July 31, 2010
	Canadian	Stock-based	Relative versus	US	Canadian	Stock-based	Relative versus	US
	GAAP	compensation	residual value	GAAP	GAAP	compensation	residual value	GAAP
Common shares	$102,051	$(230)	$2,560	$104,381	$90,718	$(230)	$1,353	$91,841
Share purchase warrants	7,214	–	(2,126)	5,088	3,102	–	(919)	2,183
Stock options	4,750	–	–	4,750	3,476	–	–	3,467
Contributed surplus	5,783	(1,240)	(434)	4,109	5,728	(1,240)	(434)	4,054
Deficit, end of period	(95,996)	1,470	–	(94,526)	(87,263)	1,470	–	(85,761)
	$23,802	$–	$–	$23,802	$15,761	$–	$–	$15,761

22 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Stock-based compensation to employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under US GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. There exists a difference between Canadian and US GAAP for the intrinsic and variable plan measurement for employee based options granted to employees prior to August 1, 2005 under US GAAP and for the fair value measurement of such awards under Canadian GAAP. The Company’s estimate of forfeitures at the time of granting was nil under US GAAP.

Stock-based compensation to non-employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 did not require recording or presentation under Canadian GAAP.

Under US GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R") . The Company had not issued any options to non-employees as at August 1, 2003 and as a result, the adoption of this standard did not have any impact on the Company’s unaudited interim consolidated financial statements.

The following table represents the allocation of stock-based compensation expense for the three and nine month periods ended April 30:

	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010
Research and development	$132	$103	$535	$412
Operating, general and administration	164	129	728	531
Sales and marketing	25	19	88	73
	$321	$251	$1,351	$1,016

Relative fair value versus residual value in allocation of valuation between common shares and warrants
Under Canadian GAAP the gross proceeds on the issuance of common shares and warrants is allocated based on the residual method. Under US GAAP the allocation is based on relative fair value.

23 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table depicts the unaudited interim consolidated statement of changes in shareholders’ equity in accordance with US GAAP for the three and nine month periods ended April 30, 2011:

			Share purchase					Accumulated
	Common shares		warrants					other	Total
						Contributed		comprehensive	shareholders’
	Amount	Number	Amount	Number	Options	surplus	Deficit	income	equity
Balances, July 31, 2010	$91,841	59,975,335	$2,183	10,025,000	$3,476	$4,054	$(85,793)	$–	15,761
Net loss for the period	–	–	–	–	–	–	(3,563)	–	(3,563)
Common stock, issued	7,746	4,530,000	–	–	–	–	–	–	7,746
Warrants, issued	–	–	1,711	4,530,000	–	–	–	–	1,711
Stock-based compensation	–	–	–	–	694	–	–	–	694
Balances, October 31, 2010	$99,587	64,505,335	$3,894	14,555,000	$4,170	$4,054	$(89,356)	$–	22,349
Net loss for the period	–	–	–	–	–	–	(2,231)	–	(2,231)
Options, exercised	7	2,500	–	–	(3)	–	–	–	4
Options, expired unexercised	–	–	–	–	(55)	55	–	–	–
Stock-based compensation	–	–	–	–	336	–	–	–	336
Balances, January 31, 2011	$99,594	64,507,835	$3,894	14,555,000	$4,448	$4,109	$(91,587)	$–	$20,458
Net loss for the period	–	–	–	–	–	–	(2,939)	–	(2,939)
Common stock, issued	4,742	2,571,084	–	–	–	–	–	–	4,742
Warrants, issued	–	–	1,194	2,571,084	–	–	–	–	1,194
Options, exercised	45	15,416	–	–	(19)	–	–	–	26
Stock-based compensation	–	–	–	–	321	–	–	–	321
Balances, April 30, 2011	$104,381	67,094,335	$5,088	17,126,084	$4,750	$4,109	$(94,526)	$–	23,802

24 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table depicts the unaudited interim consolidated statement of changes in shareholders’ equity in accordance with US GAAP for the three and nine month periods ended April 30, 2010:

			Share purchase					Accumulated
	Common shares		warrants					other	Total
					Contributed		comprehensive		shareholders’
	Amount	Number	Amount	Number	Options	surplus	Deficit	income	equity
Balances, July 31, 2009	$81,981	53,175,335	$67	3,400,000	$2,355	$3,929	$(71,324)	$55	$17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Stock-based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$91,462	59,800,335	$2,183	10,025,000	$2,515	$3,929	$(74,797)	$48	25,340
Net loss for the period	–	–	–	–	–	–	(3,675)	–	(3,675)
Other comprehensive income (loss)	–	–	–	–	–	–	–	3	3
Stock-based compensation	–	–	–	–	605	–	–	–	605
Balances, January 31, 2010	$91,462	59,800,335	$2,183	10,025,000	$3,120	$3,929	$(78,472)	$51	$22,273
Net loss for the period	–	–	–	–	–	–	(4,200)	–	(4,200)
Other comprehensive income (loss)	–	–	–	–	–	–	–	9	9
Options, exercised	240	70,000	–	–	(100)	–	–	–	140
Stock-based compensation	–	–	–	–	251	–	–	–	251
Balances, April 30, 2010	$91,702	59,870,335	$2,183	10,025,000	$3,271	$3,929	$(82,672)	$60	$18,473

New accounting standards and pronouncements

Recently adopted
Revenue Recognition (Topic 605): Multiple -Deliverable Revenue Arrangements
In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple -Deliverable Revenue Arrangements. This update addressed the accounting for multiple -deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's unaudited interim consolidated financial statements.

25 of 26

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2011 and 2010
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]
In April 2010, the FASB issued Accounting Standards Update 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]. This update provides guidance on defining a milestone under Topic 605 and determines when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's unaudited interim consolidated financial statements.

Not yet adopted
Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]
In April 2010, the FASB issued Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]. This update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

26 of 26